                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 [FEE REQUIRED]

                  For the Fiscal Year Ended December 31, 1996

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                         Commission File Number 1-7067



                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                            (Full title of the Plan)





                                4041 ESSEN LANE
                          BATON ROUGE, LOUISIANA 70809
                             (Address of the Plan)



                     UNITED COMPANIES FINANCIAL CORPORATION
                                (Name of Issuer)

                               TABLE OF CONTENTS


                                                                                               Page Number
                                                                                               -----------
(a)   Financial Statements and Supplemental Schedules:

         Independent Auditors' Report                                                               2
         Statement of Net Assets Available for Benefits with
                  Supplemental Fund Information - December 31, 1996                                 3
         Statement of Net Assets Available for Benefits with
                  Supplemental Fund Information - December 31, 1995                                 4
         Statement of Changes in Net Assets Available for Benefits with
                  Supplemental Fund Information - for the year ended
                  December 31, 1996                                                                 5
         Statement of Changes in Net Assets Available for Benefits with
                  Supplemental Fund Information - for the year ended
                  December 31, 1995                                                                 6
         Statement of Changes in Net Assets Available for Benefits with
                  Supplemental Fund Information - for the year ended
                  December 31, 1994                                                                 7
         Notes to Financial Statements                                                              8
         Item 27a - Schedule of Assets Held for Investment Purposes -
                  December 31, 1996                                                                12
         Item 27d - Schedule of Reportable Transactions - for the year
                  ended December 31, 1996                                                          13

(b)   Exhibits:

         Independent Auditors' Consent                                                             16

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
United Companies Financial Corporation
Employees' Savings Plan
Baton Rouge, Louisiana

We have audited the accompanying statements of net assets available for benefits of United Companies Financial Corporation Employees' Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/  DELOITTE & TOUCHE LLP

Baton Rouge, Louisiana
June 24, 1997

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                               December 31, 1996


                                                              SUPPLEMENTAL FUND INFORMATION
                                                    ----------------------------------------------------
                                                                     Tower
                                                        UCFC        Capital     Government   Guaranteed
                                                       Stock      Appreciation  Securities    Interest
                                       Combined         Fund          Fund       Account       Account
                                     -------------  ------------  ------------ ------------  -----------
ASSETS

Investments at fair value:
   UCFC Common Stock;
       $2 par value................  $  14,520,282  $ 14,520,282
   Equity Mutual Fund..............        760,785                $    760,785
   Investment in The Principal
       General Fund Account........        641,719                                           $   641,719
   Investment in The Principal
       Pooled Separate Accounts....      3,389,819                             $    191,539
   Participant loans...............        466,600
                                     -------------  ------------  ------------ ------------  -----------
       Total investments...........     19,779,205    14,520,282       760,785      191,539      641,719

Dividends and interest receivable..         42,793        42,793
                                     -------------  ------------  ------------ ------------  -----------
       Total assets................     19,821,998    14,563,075       760,785      191,539      641,719
                                     -------------  ------------  ------------ ------------  -----------

Net assets available for benefits..  $  19,821,998  $ 14,563,075  $    760,785 $    191,539  $   641,719
                                     =============  ============  ============ ============  ===========

                                                 SUPPLEMENTAL FUND INFORMATION
                                     ---------------------------------------------------------
                                        Stock      Medium
                                      Emphasis     Company      Stock     Money-
                                      Balanced      Blend     Index 500   market       Loan
                                       Account     Account     Account    Account      Fund
                                     ----------- -----------  --------- ----------- ----------
ASSETS

Investments at fair value:
   UCFC Common Stock;
       $2 par value................
   Equity Mutual Fund..............
   Investment in The Principal
       General Fund Account........
   Investment in The Principal
       Pooled Separate Accounts....  $   887,105 $ 1,125,710  $ 691,862 $   493,603
   Participant loans...............                                                 $  466,600
                                     ----------- -----------  --------- ----------- ----------
       Total investments...........      887,105   1,125,710    691,862     493,603    466,600

Dividends and interest receivable..
                                     ----------- -----------  --------- ----------- ----------
       Total assets................      887,105   1,125,710    691,862     493,603    466,600
                                     ----------- -----------  --------- ----------- ----------

Net assets available for benefits..  $   887,105 $ 1,125,710  $ 691,862 $   493,603 $  466,600
                                     =========== ===========  ========= =========== ==========


                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                               December 31, 1995


                                                                     SUPPLEMENTAL FUND INFORMATION
                                                   ----------------------------------------------------------------
                                                                    Tower                                  Stock
                                                       UCFC        Capital     Government   Guaranteed   Emphasis
                                                      Stock      Appreciation  Securities    Interest    Balanced
                                       Combined       Fund          Fund        Account      Account     Account
                                     ------------- ------------  ------------ ------------- ----------- -----------
ASSETS

Investments at fair value:
   UCFC Common Stock;
       $2 par value................  $  15,076,759 $ 15,076,759
   Equity Mutual Fund..............        803,525               $    803,525
   Investment in The Principal
       General Fund Account........        546,070                                          $   546,070
   Money-market Fund...............          1,850        1,850
   Investment in The Principal
       Pooled Separate Accounts....      2,984,289                            $     215,279             $   840,681
   Participant loans...............        412,222
                                     ------------- ------------  ------------ ------------- ----------- -----------
       Total investments...........     19,824,715   15,078,609       803,525       215,279     546,070     840,681

Contributions receivable...........         93,802       68,806         2,130         1,078       3,296       5,012
Dividends and interest receivable..         28,355       28,355
Other receivables..................          6,721
                                     ------------- ------------  ------------ ------------- ----------- -----------
       Total assets................     19,953,593   15,175,770       805,655       216,357     549,366     845,693
                                     ------------- ------------  ------------ ------------- ----------- -----------

LIABILITIES

Other liabilities..................          4,179        4,179
                                     ------------- ------------  ------------ ------------- ----------- -----------

Net assets available for benefits..  $  19,949,414 $ 15,171,591  $    805,655 $     216,357 $   549,366 $   845,693
                                     ============= ============  ============ ============= =========== ===========



                                                SUPPLEMENTAL FUND INFORMATION
                                       ---------------------------------------------
                                          Medium
                                          Company     Stock     Money-
                                           Blend    Index 500   market       Loan
                                         Account    Account    Account      Fund
                                        ----------- --------- ----------- ----------
ASSETS

Investments at fair value:
   UCFC Common Stock;
       $2 par value................
   Equity Mutual Fund..............
   Investment in The Principal
       General Fund Account........
   Money-market Fund...............
   Investment in The Principal
       Pooled Separate Accounts....     $   845,910 $ 519,375 $   563,044
   Participant loans...............                                       $  412,222
                                        ----------- --------- ----------- ----------
       Total investments...........         845,910   519,375     563,044    412,222

Contributions receivable...........           7,587     4,422       1,471
Dividends and interest receivable..
Other receivables..................                                            6,721
                                        ----------- --------- ----------- ----------
       Total assets................         853,497   523,797     564,515    418,943
                                        ----------- --------- ----------- ----------

LIABILITIES

Other liabilities..................
                                        ----------- --------- ----------- ----------

Net assets available for benefits..     $   853,497 $ 523,797 $   564,515 $  418,943
                                        =========== ========= =========== ==========


                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
           AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1996



                                                               SUPPLEMENTAL FUND INFORMATION
                                                  ---------------------------------------------------------
                                                                     Tower
                                                      UCFC          Capital      Government     Guaranteed
                                                      Stock       Appreciation   Securities      Interest
                                    Combined          Fund            Fund         Account        Account
                                  ------------    -------------   ------------  -------------   -----------
Net assets available for benefit
   January 1, 1996..............  $19,949,414     $ 15,171,591    $   805,655   $    216,357    $   549,366

Additions:
   Interest and dividend income.      404,058          165,331        172,900                        36,779

   Contributions
       Employee.................    2,427,897        1,338,405        116,492         66,042        123,088
       Employer.................    1,550,212        1,550,212
                                  -----------     ------------    -----------   ------------    -----------
           Total................    3,978,109        2,888,617        116,492         66,042        123,088

Net appreciation
   of investments...............      918,327          463,963                         7,291
                                  -----------     ------------    -----------   ------------    -----------
          Total additions.......    5,300,494        3,517,911        289,392         73,333        159,867
                                  -----------     ------------    -----------   ------------    -----------

Deductions:

   Administrative expenses......       54,744           48,605                           494            994

   Distributions to
       participants.............    5,373,166        4,027,547        277,472         31,965        114,401
                                  -----------     ------------    -----------   ------------    -----------
          Total deductions......    5,427,910        4,076,152        277,472         32,459        115,395
                                  -----------     ------------    -----------   ------------    -----------

Net transfers between funds.....                       (50,275)       (56,790)       (65,692)        47,881
                                  -----------     ------------    -----------   ------------    -----------

Net change in net assets
   available for benefits.......     (127,416)        (608,516)       (44,870)       (24,818)        92,353
                                  -----------     ------------    -----------   ------------    -----------

Net assets available for benefit
   December 31, 1996............  $19,821,998     $ 14,563,075    $   760,785   $    191,539    $   641,719
                                  ===========     ============    ===========   ============    ===========



                                                  SUPPLEMENTAL FUND INFORMATION
                                  ---------------------------------------------------------------
                                     Stock        Medium
                                   Emphasis       Company      Stock       Money-
                                    Balanced       Blend     Index 500     market         Loan
                                    Account       Account     Account      Account        Fund
                                  -----------   -----------  ----------   ---------    ----------
Net assets available for benefit
   January 1, 1996..............  $   845,693   $  853,497   $ 523,797    $564,515     $  418,943

Additions:
   Interest and dividend income.                                                           29,048

   Contributions
       Employee.................      186,544      324,196     230,110      43,020
       Employer.................
                                  -----------   ----------   ---------    --------     ----------
           Total................      186,544      324,196     230,110      43,020

Net appreciation
   of investments...............      132,238      167,220     119,836      27,779
                                  -----------   ----------   ---------    --------     ----------
          Total additions.......      318,782      491,416     349,946      70,799         29,048
                                  -----------   ----------   ---------    --------     ----------

Deductions:

   Administrative expenses......       1,042         1,321         841       1,447

   Distributions to
       participants.............     237,722       173,720     135,186     286,813         88,340
                                  ----------    ----------   ---------    --------     ----------
          Total deductions......     238,764       175,041     136,027     288,260         88,340
                                  ----------    ----------   ---------    --------     ----------

Net transfers between funds.....     (38,606)      (44,162)    (45,854)    146,549        106,949
                                  ----------    ----------   ---------    --------     ----------

Net change in net assets
   available for benefits.......      41,412       272,213     168,065     (70,912)        47,657
                                  ----------    ----------   ---------    --------     ----------

Net assets available for benefit
   December 31, 1996............  $  887,105    $1,125,710   $ 691,862    $493,603     $  466,600
                                  ==========    ==========   =========    ========     ==========



                      See notes to financial statements

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
           AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1995



                                                                   SUPPLEMENTAL FUND INFORMATION
                                                    ----------------------------------------------------------
                                                                      Tower
                                                        UCFC         Capital      Government      Guaranteed
                                                       Stock       Appreciation   Securities       Interest
                                       Combined         Fund           Fund         Account         Account
                                     ------------   ------------   ------------  -------------   -------------
Net assets available for benefits -
   January 1, 1995.................  $ 11,409,528   $ 7,888,354    $   693,229   $     171,361   $     286,209

Additions:
   Interest and dividend income....       210,633       129,473         23,145                          28,508

   Contributions
       Employee....................     1,856,665       936,352         73,359          52,774         121,550
       Employer....................     1,304,713     1,303,072                                          1,641
                                     ------------   -----------    -----------   -------------   -------------
           Total...................     3,161,378     2,239,424         73,359          52,774         123,191

Net appreciation
   of investments..................     8,377,400     7,662,010        157,523          40,326
                                     ------------   -----------    -----------   -------------   -------------
          Total additions..........    11,749,411    10,030,907        254,027          93,100         151,699
                                     ------------   -----------    -----------   -------------   -------------

Deductions:

   Administrative expenses.........        40,223        29,169                            862             768

   Distributions to
       participants................     3,169,302     2,457,300         67,902          88,162          28,118
                                     ------------   -----------    -----------   -------------   -------------
          Total deductions.........     3,209,525     2,486,469         67,902          89,024          28,886
                                     ------------   -----------    -----------   -------------   -------------

Net transfers between funds........                    (261,201)       (73,699)         40,920         140,344
                                     ------------   -----------    -----------   -------------   -------------

Net change in net assets
   available for benefits..........     8,539,886     7,283,237        112,426          44,996         263,157
                                     ------------   -----------    -----------   -------------   -------------

Net assets available for benefits -
   December 31, 1995...............  $ 19,949,414   $15,171,591    $   805,655   $     216,357   $     549,366
                                     ============   ===========    ===========   =============   =============

                                                      SUPPLEMENTAL FUND INFORMATION
                                   -----------------------------------------------------------------------
                                        Stock         Medium
                                      Emphasis        Company         Stock        Money-
                                       Balanced        Blend        Index 500      market         Loan
                                       Account        Account         Account      Account        Fund
                                     -----------   -------------    ----------   -----------   -----------
Net assets available for benefits -
   January 1, 1995.................  $   514,317   $    570,802     $  275,677   $   529,918   $   479,661

Additions:
   Interest and dividend income....                                                                 29,507

   Contributions
       Employee....................      206,513        260,710        159,162        46,245
       Employer....................
                                     -----------   ------------     ----------   -----------   -----------
           Total...................      206,513        260,710        159,162        46,245

Net appreciation
   of investments..................      140,392        200,361        126,410        50,378
                                     -----------   ------------     ----------   -----------   -----------
          Total additions..........      346,905        461,071        285,572        96,623        29,507
                                     -----------   ------------     ----------   -----------   -----------

Deductions:

   Administrative expenses.........          857            853            828         6,886

   Distributions to
       participants................       62,823         63,505         68,900       265,581        67,011
                                     -----------   ------------     ----------   -----------   -----------
          Total deductions.........       63,680         64,358         69,728       272,467        67,011
                                     -----------   ------------     ----------   -----------   -----------

Net transfers between funds........       48,151       (114,018)        32,276       210,441       (23,214)


Net change in net assets
   available for benefits..........      331,376        282,695        248,120        34,597       (60,718)
                                     -----------   ------------     ----------   -----------   -----------

Net assets available for benefits -
   December 31, 1995...............  $   845,693   $    853,497     $  523,797   $   564,515   $   418,943
                                     ===========   ============     ==========   ===========   ===========



                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
           AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1994


                                                                  SUPPLEMENTAL FUND INFORMATION
                                                    ---------------------------------------------------------
                                                                        Tower
                                                        UCFC           Capital      Government    Guaranteed
                                                        Stock       Appreciation    Securities     Interest
                                       Combined         Fund            Fund          Account       Account
                                     ------------   -------------   -------------  ------------  ------------
Net assets available for benefits -
  January 1, 1994                    $  13,626,777   $  10,475,596    $ 942,967     $  339,135    $ 1,637,454

Additions:
  Interest and dividend income             191,609         100,444        6,702                        54,070

  Contributions
     Employee                            1,557,079         852,005       67,870         41,504         81,041
     Employer                            1,036,172       1,036,172
                                     -------------   -------------    ---------     ----------    -----------
          Total                          2,593,251       1,888,177       67,870         41,504         81,041

  Net appreciation (depreciation)
     of investments                     (2,562,834)     (2,624,519)      27,401          3,174
                                     -------------   -------------    ---------     ----------    -----------
          Total additions                  222,026        (635,898)     101,973         44,678        135,111
                                     -------------   -------------    ---------     ----------    -----------
Deductions:

  Administrative expenses                   40,410          38,708                         411            426

  Distributions to
    participants                         2,398,865       1,518,401      166,377         64,488          8,694
                                     -------------   -------------    ---------     ----------    -----------
          Total deductions               2,439,275       1,557,109      166,377         64,899          9,120
                                     -------------   -------------    ---------     ----------    -----------
Net transfers between funds                               (394,235)    (185,334)      (147,553)    (1,477,236)
                                     -------------   -------------    ---------     ----------    -----------
Net change in net assets
  available for benefits                (2,217,249)     (2,587,242)    (249,738)      (167,774)    (1,351,245)
                                     -------------   -------------    ---------     ----------    -----------
Net assets available for benefits -
  December 31, 1994                  $  11,409,528   $   7,888,354    $ 693,229     $  171,361    $   286,209
                                     =============   =============    =========     ==========    ===========
                                                          SUPPLEMENTAL FUND INFORMATION
                                      ---------------------------------------------------------------------
                                         Stock         Medium
                                       Emphasis        Company         Stock        Money-
                                        Balanced        Blend        Index 500      market         Loan
                                        Account        Account        Account       Account        Fund
                                      -----------   -------------    ----------   -----------   -----------
Net assets available for benefits -
  January 1, 1994                     $ 21,201     $     2,144    $       572    $  97,290     $   110,418

Additions:
  Interest and dividend income                                                                      30,393

  Contributions
     Employee                          202,557         159,409        114,639       38,054
     Employer
                                      --------     -----------    -----------    ---------     -----------
          Total                        202,557         159,409        114,639       38,054

  Net appreciation (depreciation)
     of investments                     (2,179)          1,083          1,921       30,285
                                      --------     -----------    -----------    ---------     -----------
          Total additions              200,378         160,492        116,560       68,339          30,393
                                      --------     -----------    -----------    ---------     -----------
Deductions:

  Administrative expenses                  534             450            394         (513)

  Distributions to
    participants                        21,279           3,876         17,684      577,439          20,627
                                      --------     -----------    -----------    ---------     -----------
          Total deductions              21,813           4,326         18,078      576,926          20,627
                                      --------     -----------    -----------    ---------     -----------
Net transfers between funds            314,551         412,492        176,623      941,215         359,477
                                      --------     -----------    -----------    ---------     -----------
Net change in net assets
  available for benefits               493,116         568,658        275,105      432,628         369,243
                                      --------     -----------    -----------    ---------     -----------
Net assets available for benefits -
  December 31, 1994                   $514,317     $   570,802    $   275,677    $ 529,918     $   479,661
                                      ========     ===========    ===========    =========     ===========


                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the United Companies Financial Corporation Employees' Savings Plan (the "Plan") are prepared on the accrual basis. Investments are reported at fair value. Fair value for investments in the UCFC Stock Fund, the Tower Capital Appreciation Fund, the Government Securities Account, the Guaranteed Interest Account, the Money-market Account, the Stock Emphasis Balanced Account, the Medium Company Blend Account, and the Stock Index 500 Account, is determined by reference to market prices on the valuation date when available. The guaranteed group annuity contracts and participant loans are valued at cost, which approximates fair value.

2.    ELIGIBILITY, CONTRIBUTIONS AND INVESTMENT PROGRAMS

      The following description of the Plan's provisions provides general information regarding eligibility, contributions and investment programs. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      Employees are eligible to participate in the Plan provided they have completed one year of service and have attained the age of twenty-one prior to the election date. The employee must complete 1,000 hours of service during the one year waiting period to participate in the Plan. Participating employees may revise the direction of their contribution once per each calendar year quarter. UCFC provides matching contributions of a percentage of the participant's contribution up to 5% of the participant's salary. Salary for purposes of the Plan is limited to $150,000 for any Plan year, adjusted for cost of living increases. The matching employer contributions are 100% of the participant's contribution deferral and are invested in UCFC stock.

      Participants are 100% vested in employee contributions ("elective deferrals") and earnings thereon. Vesting in the employer contributions and earnings thereon is based on years of service. Participants generally have no vesting rights until completion of five (5) years of service with the Company at which time they will become 100% vested in employer matching contributions. The non-vested portion of a participant's account will be forfeited upon distribution of the participant's vested portion or incurring 5 consecutive one-year breaks in service. Amounts forfeited may be used to reduce the employer contributions.

      Employee contributions are supplemented by the matching employer contributions, and the employee contributions are invested as directed by the participant in one or more of the following eight funds:

      (a) UCFC Stock Fund -- Contributions to this fund are invested primarily in $2 par value common stock of United Companies Financial Corporation ("UCFC").

      (b) Tower Capital Appreciation Fund -- Contributions to this fund are invested primarily in a professionally managed and diversified portfolio of common stocks of high quality companies.

      (c) Government Securities Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in obligations issued or guaranteed by the U.S. Government or its agencies.

      (d) Guaranteed Interest Account -- Contributions to this fund are invested in the general account of Principal Mutual Life Insurance Company at a guaranteed interest rate for a specified period of time.

      (e) Stock Emphasis Balanced Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, weighted toward equity accounts.

      (f) Medium Company Blend Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in common stocks of medium sized companies that generate long term capital growth.

      (g) Stock Index 500 Account -- Contributions to this fund are in pooled separate accounts of Principal Mutual Life Insurance Company, invested in the common stock of those companies included in the Standard & Poor's 500 Stock Index.

      (h) Money-market Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in money market instruments.

      Investment options (c), (e), (f), (g) and (h) are offered through a pooled separate account, The Principal Pooled Separate Accounts, and are classified as such in the statement of financial condition.

      The Plan allows participants to borrow from the Plan up to 50% of each participant's vested interest in the Plan. Participant loans are considered another investment option of the Plan and require the approval of the Plan Administrator. Loan payments, including principal and interest, must be made no less frequently than quarterly, with level amortization over the term of the loan. The maximum loan term is 5 years.

3.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits as reflected in the financial statements to Form 5500:


                                                                     December 31,
                                                          --------------------------------------
                                                             1996                     1995
                                                          -------------          --------------
Net assets available for benefits
      per the financial statements........................$ 19,821,998            $  19,949,414

Accrued dividend income...................................     (42,793)                 (28,355)

Accrued fees payable......................................          --                    4,179
                                                          ------------           --------------

Net assets available for benefits
      per Form 5500.......................................$ 19,779,205            $  19,925,238
                                                          ============            =============

         The following is a reconciliation of changes in net assets according to the financial statements to Form 5500:


                                                             Year Ended
                                                            December 31,
                                                                1996
                                                          ----------------
Changes in net assets
        per the financial statements......................   $    (127,416)

Add:    Accrued dividend income,
           December 31, 1995..............................          28,355

Less:   Accrued dividend income
           December 31, 1996..............................         (42,793)

        Accrued fees payable,
           December 31, 1995..............................          (4,179)
                                                             -------------

Changes in net assets
        per Form 5500.....................................   $    (146,033)
                                                             =============



4.      INCOME TAXES

        A determination letter dated August 10, 1988 has been received from the Internal Revenue Service to the effect that the Plan as currently in effect is qualified as to form under Section 401(a) of the Code; the trust is exempt from Federal income tax under Section 501(a) of the Code; and employer contributions paid to the trust under the Plan will be allowable to the Employer as Federal income tax deductions subject to the conditions and limitations of Section 404 of the Code. It is intended that the Plan, as modified by the provisions of the Tax Reform Act of 1986, will continue to meet the requirements of Section 401(a) of the Code. Accordingly, no provisions for Federal income taxes have been made in the accompanying financial statements.

5.      OTHER

        The following represents investments in excess of 5 percent of the current value of net assets available for benefits as of December 31, 1996 and 1995:




Investment                                December 31, 1996
----------                                -----------------
UCFC Common Stock                         $      14,520,282

Medium Company Blend Account              $       1,125,710


Investment                                December 31, 1995
----------                                -----------------
UCFC Common Stock                         $      15,076,759

UNITED COMPANIES FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996





              IDENTITY                          DESCRIPTION                                        CURRENT
              OF ISSUE                         OF INVESTMENT                    COST                VALUE
     --------------------------     ------------------------------------   ---------------      -------------
*    United Companies               United Companies
     Financial Corporation          Financial Corporation,
                                    $2 par value common stock,
                                    545,362.7  shares                      $     6,906,849      $  14,520,282

     Hibernia National Bank         Tower Capital Appreciation Fund                506,576            760,785


     Principal Mutual               Guaranteed Interest Account                    641,980            641,719
     Life Insurance Company

     Principal Mutual               Pooled Separate Accounts                     2,668,733          3,389,819
     Life Insurance Company


     Participant Loans              Range of Interest Rates
                                    From 7% to 12%                                --                  466,600
                                                                           ---------------      -------------
                                                                           $    10,724,138      $  19,779,205
                                                                           ===============      =============






*Denotes "Exempt related party transaction".

UNITED COMPANIES FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                  Total Price
                                                                      at
         Identity of                     Description              Transaction       Number of           Net
       Party Involved                      of Asset                  Date          Transactions         Gain
-----------------------------   ------------------------------   -------------    --------------    ------------
Purchase Transactions
---------------------
United Companies                United Companies
Financial Corporation           Financial Corporation,
                                $2 par value
                                common stock                     $   3,928,558               189
                                                                 =============    ==============

Selling Transactions
--------------------
United Companies                United Companies
Financial Corporation           Financial Corporation
                                $2 par value
                                Common Stock                     $   4,904,084               150    $  3,162,518
                                                                 =============    ==============    ============

                                   SIGNATURE


   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of the United Companies Financial Corporation Employees' Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    UNITED COMPANIES FINANCIAL CORPORATION
                                    EMPLOYEES' SAVINGS PLAN



                                    By:  /s/  JESSE O. GRIFFIN
                                         ---------------------------------
                                         Jesse O. Griffin
                                         Sr. Vice President and Controller

Date: June 27, 1997

                               INDEX TO EXHIBITS

EXHIBIT
NO.                   DESCRIPTION
-------               -----------
23                    Independent Auditors' Consent